

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Stephen Jian Zhu
Chief Executive Officer
Able View Global Inc.
Floor 16, Dushi Headquarters Building
No. 168, Middle Xizang Road
Shanghai, 200001
People's Republic of China

> **Re: Able View Global Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 22, 2023**
> **File No. 333-275626**

Dear Stephen Jian Zhu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 14, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1, Filed December 22, 2023

Summary, page 1

1. We note your response to comment 4, however, we continue to believe that the legal and operational risks associated with being based in or having some portion of the company's operations in China necessitate additional disclosure, consistent with the disclosure you provided previously. Given your headquarters in China, your operations in China and the fact that you describe your business as a brand management partner in China, we believe that additional disclosure in your Summary is required. Please revise to include disclosure about your organizational structure, permissions and approvals for business operations in the PRC, and transfers of cash to and from your subsidiaries, consistent with the Sample Letter to China-Based Companies located at our web-site.

<u>Risks Related to Ownership of Able View's Securities</u>
<u>Current or future sales or perceived sales of substantial amounts of our securities in the public
market could have a material..., page 49</u>

2. We note your response to comment 6 and reissue in part. To illustrate the risk of
the negative pressure potential sales of shares pursuant to this registration statement could
have on the public trading price, please disclose the percentage that these shares currently
represent of the total number of shares outstanding. We note that you have included the
holdings of Misters Wenming Mu, Jing Tang and Jun Wang, but not Yi Wang and Zhifan
Zhou. Also disclose that even though the current trading price is below the SPAC IPO
price, the private investors have an incentive to sell because they will still profit on sales
because of the lower price that they purchased their shares than the public investors.

<u>General</u>

3. We note your response to comment 9 and reissue in part. Please also disclose the potential
profit the selling securityholders will earn based on the current trading price.

Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen